UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of November, 2006


                                KOOR INDUSTRIES LTD.
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                 (Translation of registrant's name into English)


           14 Hamelacha Street, Park Afek, Rosh Ha'Ayin, 48091, Israel
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                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                 /s/    Shlomo Heller
                                 --------------------------------------------
                                 By:    Shlomo Heller
                                 Title: General Counsel and Corporate Secretary




Dated:  November 27, 2006

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DESCRIPTION                                                           EXHIBIT
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   A.  Koor Industries Limited Consolidated Interim Financial           99-1
       Statements as at September 30, 2006 (Unaudited).

   B.  Makhteshim-Agan Industries Ltd. Interim Consolidated             99-2
       Financial Statements (Unaudited) as at September 30, 2006.

   C.  ECI Telecom Ltd. Interim Consolidated Financial                  99-3
       Statements (Unaudited) as of September 30, 2006.

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